Exhibit 99.2

DRAXIS HEALTH INC.

Notice of Change in Corporate Structure

National Instrument 51-102 – Section 4.9

Please take notice that DRAXIS Health Inc. (the “Corporation”) was party to a plan of arrangement involving Jubilant Acquisition Inc. (“AcquisitionCo”) and Jubilant Organosys Ltd. (“Jubilant”).

1.                                       Names of the Parties to the Transaction

The parties to the transaction included the Corporation, AcquisitionCo and Jubilant.

2.                                      Description of the Transaction

The Corporation, AcquisitionCo and Jubilant entered into an arrangement agreement whereby AcquisitionCo acquired all the outstanding common shares of the Corporation at a price of US$6.00 per share in cash by way of a plan of arrangement (the “Arrangement”).

The Arrangement, as more fully described in the management information circular of the Corporation dated April 25, 2008, a copy of which is available at www.sedar.com, was approved at an annual and special meeting of shareholders of the Corporation on May 23, 2008 and sanctioned by a judge of the Superior Court of Québec on May 27, 2008.

3.                                      Effective Date of the Transaction

The Certificate of Arrangement was obtained on May 28, 2008.  The Arrangement was effective as of 12:01 a.m. on May 28, 2008.

4.                                      Names of each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of each Continuing Party

The Corporation, subsequent to the Arrangement, will cease to be a reporting issuer.

5.                                      Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

The first financial year end of the Corporation following the Arrangement is December 31, 2008.

6.                                      Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

N/A